Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 MAY -6 PM 10:

LETTER FOR MAINTENANCE OF EXEMPTION

6 May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington D.C. 20549
United States of America

Fax No. 1-202-942-9624/9638
No. of pages: 2

[redacted]

02028820

SUPPL

Dear Sirs

SIME DARBY BERHAD - FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the Employees' Share Option Scheme of up to ten percent (10%) of the issued and paid-up share capital of Sime Darby, released on 3 May 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

cc: Ms Anita Sung
The Bank of New York

Fax No.: (646) 885-3043

dw 5/8

NY/hz

FILE NO. 82-4968 - SIME DARBY BERHAD

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 03/05/2002 17:42:13

Reference No MM-020503-40364

Submitting Merchant Bank (if applicable)	:	**Arab-Malaysian Merchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lim Tong Lee/Quek Pei Lynn**
* Designation	:	**Associate Director/Manager**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

- EMPLOYEES' SHARE OPTION SCHEME OF UP TO TEN PERCENT (10%) OF THE ISSUED AND PAID-UP SHARE CAPITAL OF SIME DARBY ("ESOS")

* **Contents :-**

We refer to the ESOS, which has been implemented by the Company on 10 December 2001.

Arab-Malaysian Merchant Bank Berhad, on behalf of Sime Darby, wishes to announce that the Securities Commission vide its letter dated 29 April 2002, which was received on 30 April 2002, has approved the Company's application to amend Bye-Law 6.1 of the ESOS. The amended Bye-Law 6.1 is as follows - *"An Offer shall be open for acceptance within the Offer Period and acceptance of such Offer must be made in writing to the Committee within the Offer Period. For the purposes herein, "Offer Period" shall mean a period not more than sixty (60) days from the Date of Offer."*

In accordance with Bye-Law 14 of the ESOS, this amendment will not require the approval of Sime Darby's shareholders.

This announcement is dated 3 May 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: